Exhibit 99.1

GreenTree Enters into Strategic Cooperation and Investment Agreement with Urban Hotel Group

SHANGHAI, May 1, 2019 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree” or the “Company”), a leading franchised and managed hotel chain in China, today announced that it has entered into a Strategic Cooperation and Investment Agreement with the Urban Hotel Group, an owner and operator of hotels and cafes in China.

Ms. Yihan Chen, the Founder and CEO, and her management team will continue to lead the Urban Hotel Group. This transaction is subject to customary closing conditions and is expected to be completed in the second half of 2019.

The Urban Hotel Group consists of nine distinct brands including Han Hotel, Urban Garden Hotel, City 118 Selected, City 118, Youth Mini Hotel, My Zone Hotel, City Mini Selected, Monochrome and Unistar Group, as well as My Zone Coffee, a café chain. Strategically, the Urban Hotel Group’s strong brand portfolio and geographic coverage in China are highly complementary to GreenTree’s business and expansion plans. The number of hotels and the number of hotel rooms within the scope of this cooperative investment transaction is more than 600 and 31,000, respectively.

Ms. Chen commented: “I am very pleased to join forces with the GreenTree family. We see tremendous synergies and benefits from this collaboration. Leveraging our core strengths in operating capacity and creativity and GreenTree’s proven leadership team and strong resources in the Chinese market, we will be better positioned to innovate and implement new concepts. As we share resources, we will attain a new level of expertise and build a larger platform, creating competitive advantages in order to accelerate and stabilize our hotel brands footprint. This will undoubtedly help grow the Urban Hotel Group brands in our key markets.”

Commenting on the investment, Mr. Alex Xu, Chairman and CEO of GreenTree, said: “We are thrilled to team up with the Urban Hotel Group. Its economy to mid-scale hotel brands networks, an increasingly attractive sector with rapid development that is more resilient to economic cycles, will reinforce our hotel brand portfolio in China. Overall, we are confident that this cooperation will benefit our shareholders, franchisees, and our customers in the foreseeable future.”

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading franchised hotel operator in China. As of December 31, 2018, GreenTree had 2,757 hotels, among which 2,728 are franchised and managed hotels. The Company had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2018, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of number of hotels according to a report from Shanghai Inntie Enterprise Management Consulting Co., Ltd. The Company has built a strong suite of brands including its flagship “GreenTree Inns” brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value-and-quality-conscious business travelers and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com.

About Urban Hotel Group

The Urban Hotel Group is a leading franchised hotel operator in China, founded by Ms. Yihan Chen. The Urban Hotel Group has built a strong suite of brands with broad geographic coverage in China with a particular focus on Shandong, Hebei and Jiangsu provinces to deliver a variety of superior business and leisure services to guests at fair prices. The Urban Hotel Group consists of nine distinct brands including Han Hotel, Urban Garden Hotel, City 118 Selected, City 118, Youth Mini Hotel, My Zone Hotel, City Mini Selected, Monochrome and Unistar Group, as well as My Zone Coffee, a café chain. All these properties are located in China.

For more information on the Urban Hotel Group, please visit www.dushi118.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com